Exhibit 99.1

Global Internet of People, Inc. Announces 2020 Fiscal Year Financial Results

-- Full year revenue $23.18 million, up 29.28% year-over-year

-- Full year profit from operations $14.73 million, up 36.77% year-over-year

-- Full year net income $11.96 million, up 27.51% year-over-year

BEIJING, April 30, 2021 (GLOBE NEWSWIRE) -- Global Internet of People, Inc. (“SDH” or the “Company”) (NASDAQ: SDH), an operator of a knowledge sharing and enterprise service platform via mobile application and through local centers in China, today announced its financial results for the fiscal year ended December 31, 2020.

Fiscal Year 2020 Highlights:

●	Number of Members with annual membership reached 1,492 as of March 31, 2021, increased from 139 in May 2016.
●	Number of Users on SDH APP reached approximately 5.5 million as of March 31, 2021, increased from 0.19 million as of September 30, 2019.
●	Revenue from Comprehensive tailored services increased by $7.62 million or 132.78% from 2019.
●	Revenue from Merchandises sales grew to $1.50 million from $0.01 million for fiscal year 2019.
●	Total net revenues reached $23.18 million, increasing by 29.28% from $17.93 for fiscal year 2019.
●	Profit from operations reached $14.73 million, increasing by 36.77% from $10.77 million for fiscal year 2019.
●	Net income reached $11.96 million, increasing by 27.51% from $9.38 million for fiscal year 2019.

	For the Fiscal Years Ended December 31
($ millions, except per share data)	2020	2019	% Change
Revenue	$23.18	$17.93	29.28%
Gross profit	$20.20	$15.82	27.69%
Gross margin	87.14%	88.23%	-1.09 percentage points
Profit from operations	$14.73	$10.77	36.77%
Operating profit margin	63.55%	60.07%	3.48 percentage points
Net income	$11.96	$9.38	27.51%
Earnings per share	$0.72	$0.58	24.14%
Net book value per share	$2.03	$1.19	70.59%

Mr. Haiping Hu, Chairman of the Board and Chief Executive Officer of SDH, commented, “For the fiscal year 2020, we achieved solid results as we mitigated the negative impact of the COVID-19 outbreak on our business. We started using remote video and WeChat meeting sessions since February 2020 and managed to grow our online services and enterprise services. Our mission is not limited to providing enterprise services to the growing business communities in China, but also creating a marketplace where qualified individuals and enterprises have opportunities to serve as providers and receive rewards by sharing their knowledge with others on our platform. Our knowledge sharing and enterprise service ecosystem had 632 Mentors, 1,161 Experts, 1,492 Members and 5.5 million Users as of March 2021.”

Ms. Chao Liu, Chief Financial Officer of SDH, commented, “We have achieved strong top line growth as our net revenue reached $23.18 million in 2020, a remarkable milestone. Our profit margin increased from 60.07% in 2019 to 63.55%. Looking ahead, we remain committed with our growth strategy to further expand our membership base, which we believe will lay a solid foundation for profitability in the long run.”

Fiscal Year 2020 Financial Results

Total net revenues. Our revenues increased by $5.26 million, or 29.32%, from $17.93 million for the year ended December 31, 2019, to $23.18 million for the year ended December 31, 2020. Revenues from Member services accounted for 3.76% of our net revenues in year ended December 31, 2020, as compared to 14.09% in year ended December 31, 2019. Revenue from enterprise services accounted for 87.84% and 84.85% of our net revenues for the years ended December 31, 2020 and 2019, respectively, increasing by 2.99 percentage points. Revenue from sales of merchandises accounted for 6.45% and 0.05% of our net revenues for the years ended December 31, 2020 and 2019, respectively, growing by 6.4 percentage points. The increase in our total revenues was primarily attributable to the increase in the revenues generated from comprehensive tailored services, sales of merchandises, and online services and partially offset by the decrease of revenue in sponsorship advertising services, member services and consulting services.

Our revenues for the years ended December 31, 2020 and 2019 were derived from the following sources:

	For the years ended December 31,
($ millions, differences due to rounding)	2020	As % of Revenue	2019	As % of Revenue	Change	% Change
Member services Enterprise service	$0.87	3.76%	$2.53	14.09%	$(1.65)	(65.44)%
-Comprehensive tailored services	13.35	57.57%	5.73	31.98%	7.61	132.78%
-Sponsorship advertising services	6.60	28.47%	8.29	46.24%	(1.69)	(20.39)%
-Consulting services	0.42	1.80%	1.19	6.63%	(0.77)	(64.96)%
Online services	0.36	1.56%	0.07	0.37%	0.30	445.87%
Merchandises sales	1.50	6.45%	0.01	0.05%	1.49	15528.81%
Other services	0.09	0.39%	0.11	0.64%	(0.02)	(20.85)%
Revenues, net	$23.18	100.00%	$17.93	100.00%	$5.26	29.32%

Revenues

Revenues from member services

The Company offers three tiers of membership services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Revenues from member services decreased by $1.65 million, or 65.44%, from $2.53 million for the year ended December 31, 2019, to $0.87 million for the year ended December 31, 2020, primarily due to the fact that we allocated more resources to the development of enterprise services and on line services.

Revenues from comprehensive tailored services

Revenues from comprehensive tailored services increased by $7.61 million, or 132.78%, from $5.73 million for the year ended December 31, 2019, to $13.35 million for the year ended December 31, 2020, primarily due to the fact that the demand of comprehensive tailored services among enterprise clients increased, especially mentors’ guidance on coping with challenges from COVID-19.

Revenues from sponsorship advertising service

Revenues from sponsorship advertising services decreased by $1.69 million, or 20.39%, from $8.29 million for the year ended December 31, 2019, to $6.60 million for the year ended December 31, 2020, primarily due to COVID-19, which prevented us from offering offline events from late January 2020 until the second quarter of 2020.

Revenues from consulting services

Revenues from consulting services decreased by $0.77 million, or 64.96%, from $1.19 million for the year ended December 31, 2019, to $0.42 million for the year ended December 31, 2020, primarily due to the fact that our clients, small and medium-sized enterprises’ business, were adversely affected by COVID-19 and had to reduce business expenses.

Revenues from online services

We provide two types of online services to the Company’s APP Users, which are questions and answers (Q&A) sessions with chosen Mentors or Experts and online streaming of courses and programs. Revenues from Q&A online services were $0.12 million and $0.02 million for the years ended December 31, 2020 and 2019, respectively, with a significant increase mainly caused by an increase in the numbers of Users who used our Q&A online services.

Revenues generated from online streaming were $0.24 million and $0.05 million for the years ended December 31, 2020 and 2019, respectively, as this type of online service started in late 2019.

Revenues from sales of merchandises

We started to sell merchandises obtained through nonmonetary transactions with our clients or purchased from third parties at the end of 2019. We generated revenue from sales of merchandises of $1.50 million and $0.01 million for the years ended December 31, 2020 and 2019, respectively.

Revenues from other services

Other services fees are mainly derived from non-member participation in our study tours and forums at the service level of Platinum members. We charge non-members a fixed fee of RMB3,000 (approximately $427), for each member activity.

Other services fees were $0.09 million, decreased by $0.02 million, or 20.84%, as compared to the year ended December 31, 2019 due to less non-member participation and less availability of our study tours or forums mainly attributable to COVID-19.

Service costs and costs of goods sold.

Our service costs primarily include (1) the cost of holding activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activities; (3) the fees paid to Mentors and Experts; (4) labor costs; and (5) amortization cost of copyright. Service costs decreased by $0.02 million, or 1.05%, for the year ended December 31, 2020 compared to the same period in 2019, mainly due to the decrease of $0.92 million in consulting service cost paid to third parties for our activities, and a decrease of $0.16 million in conference cost, which was partially offset by the increase in amortization of copyright of course videos of $0.92 million and an increase of $0.12 million in labor costs for serving our activities.

We started to sell merchandises at the end of 2019 and the cost of goods sold were $0.89 million and $nil for the years ended December 31, 2020 and 2019, respectively.

Selling expenses. Our selling expenses decreased by $0.44 million or 32.90% from $1.35 million for the year ended December 31, 2019 to $0.91 million for the year ended December 31, 2020. The decrease in our selling expenses was primarily attributable to a $0.20 million decrease in salary and bonus paid to the sales staff for the year ended December 31, 2020 as compared to the same period in 2019, mainly due to less bonus paid to sales staff as we had significantly less offline activities for the year ended December 31, 2020 as compared to the same period in 2019.

General and administrative expenses

General and administrative expenses increased by $1.00 million or 34.52%, from $2.90 million for the year ended December 31, 2019 to $3.90 million for the year ended December 31, 2020. Such increase was primarily due to an increase in bad debt expenses of $1.36 million, as we experienced a slow-down in the collection of accounts receivable resulting from COVID-19 for the year ended December 31, 2020.

Research and development expenses (“R&D expenses”)

Research and development expenses for our mobile application, the APP, decreased by $0.12 million or 15.62% from $0.80 million for the year ended December 31, 2019 to $0.67 million for the year ended December 31, 2020, primarily due to the fact that we had a major upgrade of our APP in 2019.

Profit from operations. Profit from operations was $14.73 million during fiscal year 2020, compared to $10.77 million in the same period of 2019.

Income tax expense. Income tax expense was $3.05 million in 2020, compared to $1.59 million in the same period of 2019.

Net income. Net income was $11.96 million in 2020, compared to $9.38 million in the same period of 2019.

Basic and diluted EPS. Basic and diluted earnings per share were $0.72 in 2020, compared to $0.58 in the same period of 2019.

Cash and cash equivalents. As of December 31, 2020, the Company had cash and cash equivalents of $10.97 million compared to $9.44 million as of December 31, 2019.

Working capital. The working capital was $22.67 million and $12.70 million, respectively, as of December 31, 2020 and December 31, 2019.

Recent Development.

As of December 31, 2020, the COVID-19 outbreak in China appeared to be generally under control and business activities had recovered on the whole, and we had resumed offline activities since June 2020. In light of the current circumstances, based on available information, it appears that the negative impact of the COVID-19 outbreak on our business was temporary and mainly contained in the first half of fiscal year 2020.

However, the extent to which the COVID-19 outbreak may impact the Company’s business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals’ actions in response to the pandemic in the future; and any other further development of the COVID-19 outbreak.

About Global Internet of People, Inc.

Headquartered in Beijing and Shanghai, Global Internet of People, Inc. operates an online knowledge sharing and enterprise service platform, both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of the Company’s members in 35 cities throughout the PRC. The main services SDH offers to App users are (1) Questions and Answers Sessions and (2) streaming of audio and video courses and programs. The offline services SDH offers to its members are study tours and forums. For more information about the Company, please visit: www.sdh365.com.

Forward-looking statement

The statements in this press release regarding the Company's future expectations, plans and prospects constitute forward-looking statements as defined by Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about plans, goals, objectives, strategies, future events, expected results, assumptions and any other factual statements that have not occurred. Any words that refer to "may", "will", "want", "should", "believe", "expect", "expect", "estimate", "estimate" or similar non-factual words, shall be regarded as forward-looking statements. Due to various factors, the actual results may differ materially from the historical results or the contents expressed in these forward-looking statements. These factors include, but are not limited to, the company's strategic objectives, the company's future plans, market demand and user acceptance of the company's products or services, technological updates, economic trends, the company's reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, the ups and downs of China's macroeconomic conditions, the international market conditions served by the company, and the related risks and assumptions disclosed in the Company’s Annual Report on Form 20-F. In view of the above and other related reasons, we advise investors not to blindly rely on these forward-looking statements, and we urge investors to visit the SEC website to consult the company's relevant documents for other factors that may affect the company's future operating results. The company is under no obligation to make public amendments to changes in these forward-looking statements due to specific events or reasons after the declaration of these documents.

For more information, please contact:

The Company:

IR Department

Email: IR@sdh365.com

Investor Relations:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

GLOBAL INTERNET OF PEOPLE, INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,966,012	$9,439,106
Accounts receivable, net	12,218,473	5,279,266
Inventories, net	2,706,896	3,287,272
Due from related parties	172,730	12,250
Prepaid expenses and other current assets	2,193,494	1,544,462
TOTAL CURRENT ASSETS	28,257,605	19,562,356

NON-CURRENT ASSETS
Property and equipment, net	3,397,273	168,949
Prepayments for property acquisition	-	1,204,094
Intangible assets, net	4,293,813	4,746,552
Long-term investments	3,085,247	582,080
Operating lease right-of-use assets	100,099	449,124
Deferred tax assets	602,806	254,553
TOTAL NON-CURRENT ASSETS	11,479,238	7,405,352

TOTAL ASSETS	39,736,843	26,967,708
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	33,697	2,814,662
Deferred revenue	250,309	583,520
Income taxes payable	4,706,972	1,866,274
Operating lease liabilities, current	63,301	263,796
Accrued expenses and other current liabilities	529,184	1,338,073
TOTAL CURRENT LIABILITIES	5,583,463	6,866,325

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	3,196	104,785
TOTAL NON-CURRENT LIABILITIES	3,196	104,785

TOTAL LIABILITIES	5,586,659	6,971,110

EQUITY
Ordinary shares, 500,000,000 shares authorized; $0.0001 par value, 16,800,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively *	1,680	1,680
Additional paid-in capital	4,462,177	4,342,181
Statutory reserves	2,473,797	1,636,414
Retained earnings	25,663,240	14,413,096
Accumulated other comprehensive income (loss)	1,438,140	(599,786)
Total shareholders’ equity attributable to controlling shareholders	34,039,034	19,793,585
Non-controlling interests	111,150	203,013
TOTAL EQUITY	34,150,184	19,996,598
TOTAL LIABILITIES AND EQUITY	$39,736,843	$26,967,708

GLOBAL INTERNET OF PEOPLE, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2020	2019
REVENUE, NET	$23,181,084	$17,925,476
COSTS AND OPERATING EXPENSES
Service costs	2,087,425	2,109,649
Cost of goods sold	892,791	-
Selling expenses	906,456	1,350,894
General and administrative expenses	3,897,040	2,897,079
Research and development expenses	671,312	795,540
Total costs and operating expenses	8,455,024	7,153,162
PROFIT (LOSS) FROM OPERATIONS	14,726,060	10,772,314
OTHER INCOME (EXPENSES)
Investment gains (losses)	(1,087)	(23,799)
Interest income	214,460	212,285
Other income (expense), net	72,837	9,069
Total other income, net	286,210	197,555
PROFIT (LOSS) BEFORE INCOME TAXES	15,012,270	10,969,869
Income taxes provision (benefits)	3,054,983	1,589,101
NET INCOME (LOSS)	11,957,287	9,380,768
Less: net (loss) profit attributable to non-controlling interests	(130,240)	(365,617)
NET INCOME ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$12,087,527	$9,746,385

GLOBAL INTERNET OF PEOPLE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2019
Cash flows from operating activities
Net income	$11,957,287	$9,380,768
Adjusted to reconcile net income to cash provided by operating activities Depreciation and amortization	865,426	167,876
Deferred tax (benefits) expenses	(312,780)	(201,638)
Investment losses	1,087	23,799
Bad debt expense	1,514,559	151,246
Amortization of right-of-use assets	359,551	328,289
Changes in operating assets and liabilities: Accounts receivable, net	(8,385,804)	(7,392,412)
Due from related parties	(151,007)	708,988
Operating lease liabilities	(312,900)	(409,739)
Inventories	667,758	(823,817)
Prepaid expenses and other current assets	(447,421)	(1,051,597)
Accounts payable	(79,426)	73,465
Income taxes payable	2,565,098	1,233,231
Deferred revenue	(322,534)	(1,554,399)
Deferred revenue-related parties	-	-
Due to related parties	-	(67,862)
Accrued expenses and other current liabilities	(852,731)	669,873
Net cash provided by operating activities	6,837,706	1,236,071

Cash flows from investing activities
Purchase of property and equipment	(1,723,543)	(156,718)
Disposal of property and equipment	392	260
Prepayment for property acquisition	-	(1,204,094)
Purchase of intangible assets	(2,735,433)	(2,188,061)
Loans to third parties	-	(82,268)
Purchase of long-term investments	(1,678,514)	(184,098)
Purchase of short-term investments	-	-
Redemption of short-term investments	-	289,918
Net cash used in investing activities	(6,137,098)	(3,525,061)
Cash flows from financing activities
Proceeds from capital contributions by controlling shareholders	119,996	-
Proceeds from capital contributions by non-controlling shareholders	-	238,128
Net cash provided by financing activities	119,996	238,128
Effect of foreign exchange rate on cash and cash equivalents	706,302	(168,316)
Net increase (decrease) in cash and cash equivalents	1,526,906	(2,219,178)
Cash and cash equivalents, beginning of year	9,439,106	11,658,284
Cash and cash equivalents, end of year	$10,966,012	$9,439,106
Supplemental disclosure of cash flow information
Cash paid for income tax	$638,180	$557,538
Supplemental non cash transactions
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	$64,402	$302,416
Inventories obtained in exchange for accounts receivable	$-	$2,500,481
Inventories obtained in exchange for deferred revenue	$30,851	$-
Long term investment obtained in exchange for accounts receivable	$652,401	$-